UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Dorel Industries Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2004

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations (« MD & A ») should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2004 and the audited consolidated financial statements and MD & A for the year ended December 30, 2003.

Note that there have been no significant changes with regards to “Corporate Objectives, Core Businesses and Strategies”, “Risks” and “Critical Accounting Policies and Estimates” to those outlined in the annual MD & A contained in the Company’s 2003 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of April 28, 2004.

SIGNIFICANT EVENT IN THE FIRST QUARTER OF 2004

In the first quarter of 2004, the Company acquired Wisconsin-based Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products. The total value of the all-cash transaction was US$320.6 million, including an estimate of acquisition costs, and was financed through amended debt facilities. Pacific Cycle’s annual sales are in excess of US$325 million. Founded in 1977, Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass channel as well as sporting goods chains and specialty independent dealers. This broad distribution has enabled Pacific Cycle to garner an industry-leading 27% share of total U.S. bicycle sales including 44% of the bicycle sales in the mass merchant sector. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Pacific will be run as a stand-alone Dorel division and will be reported under a third segment to be known as Recreational/Leisure.

RESULTS OF OPERATIONS

Overview

Revenues for the first quarter ended March 31, 2004 were up 41.5% to US$391.8 million, compared to the US$276.9 million posted a year ago. Earnings increased slightly to US$19.6 million compared to US$19.2 million. Diluted earnings per share was US$0.60 per share in both 2004 and 2003. Organic sales growth accounted for approximately 6% of the increase. Newly acquired Pacific Cycle contributed US$52.0 million of the sales increase and Ampafrance and Carina, both acquired during 2003, added approximately US$39 million in 2004.

Earnings were negatively impacted as the Company expensed an additional US$6.5 million due to a dispute with one of its insurance carriers. The insurance company’s refusal to honour its policy, despite fully paid up premiums, resulted in a shortfall in Dorel‘s planned liability reserves. The Company disagrees with the position being asserted by the insurer and has engaged in legal proceedings with the insurance company. The Company is optimistic that it will be able to prove its position. Should a decision be made in the Company’s favour, the recovery will be included in net income in future periods.

An analysis of the variation of after tax earnings from 2003 to 2004 is as follows (figures in thousands):

Earnings from operations by Segment:
Recreation/Leisure (Pacific Cycle)	$ 6,494
Home Furnishings decrease	(6,577)
Juvenile increase	5,906
Product liability charge	(6,500)

Total earnings from operations decrease	(677)

Higher interest costs	(3,614)

Impact of lower tax rate	4,030

Other	614

Total increase	$ 353

The causes of these variations over last year are discussed below.

Segmented Results

Significant segmented figures are presented in Note 7 to these interim financial statements. Further industry segment detail is presented below:

Juvenile

2004	2003	Change

$ (‘000)	% of sales	$ (‘000)	% of sales	$ (‘000)%

Sales	$ 206,547	100.0%	$ 165,901	100.0%	$ 40,646	24.5%

Gross Profit	63,644	30.8%	49,322	29.7%	14,322	29.0%

Operating Expenses	37,482	18.1%	23,996	14.5%	13,486	56.2%

Amortization	6,499	3.1%	5,060	3.1%	1,439	28.4%

Research and Development	1,293	0.6%	1,302	0.8%	(9)	-0.7%

Earnings from operations	$ 18,370	8.9%	$ 18,964	11.4%	$ (594)	-3.1%

The Juvenile segment sales increase in the quarter was driven by all of the Company’s operating units. Overall, organic sales growth in the Juvenile segment was 9%. All of the sales growth in North America was organic and sales were up by 11.4% over last year’s first quarter and 22% versus the Company’s fourth quarter results. This sales increase can be attributed to new products introduced in the fourth quarter of 2003. In particular, sales of the two most significant categories of products, car seat and strollers, increased in the quarter by over 15% and 10% respectively. In Europe, the segment benefited from an extra month’s sales at Ampafrance, acquired in February 2003, which helped increase sales by 50% over last year.

Gross margins improved by 110 basis points over the prior year. Margins in Europe are generally higher than in North America and European margins remained constant with last year. However the greater proportion of European sales in the quarter helped increase margins. In North America, US margins were consistent with the prior year while the Company’s Canadian operations posted higher margins, benefiting from the strong Canadian dollar versus its US counterpart. Operating expenses as a percentage of sales increased by 370 basis points mainly as a result of the cost associated with the insurance company dispute in the amount of US$6.5 million.

Home Furnishings

2004	2003	Change

$ (‘000)	% of sales	$ (‘000)	% of sales	$ (‘000)%

Sales	$ 129,913	100.0%	$ 110,418	100.0%	$ 19,495	17.7%

Gross Profit	18,987	14.6%	24,532	22.2%	(5,545)	-22.6%
Licensing and commission income	1,453	1.1%	567	0.5%	886	156.3%

Operating Expenses	9,112	7.0%	7,345	6.7%	1,767	24.1%

Amortization	1,875	1.4%	1,673	1.5%	202	12.1%

Research and Development	439	0.3%	490	0.4%	(51)	-10.4%

Earnings from operations	$ 9,014	6.9%	$ 15,591	14.1%	$ (6,577)	-42.2%

Total revenues in the Home Furnishings segment increased by 18.4% over last year. This increase came from both the contribution of sales to customers and products associated with the Carina acquisition of September 2003 and from organic growth. Earnings from operations decreased 42.2% to US$9.0 million from US$15.6 million a year ago. Gross margins declined by 760 basis points in the quarter. The principal reasons for this decrease were higher board prices, aggressive pricing to customers and the strength of the Canadian dollar. Unlike the Juvenile segment, a strong Canadian dollar reduces the segment’s profitability as certain items are manufactured in Canada and shipped to the United States. Operating costs remained in line at 7.0% of sales as opposed to 6.7% of sales in 2003.

Recreational / Leisure

The quarter includes the results for two months of newly acquired Pacific Cycle. Upon acquisition, guidance was issued for sales of between $335 million and $375 million for the 11 months of 2004. Earnings from operations as a percentage of sales were expected to be between 11.5% and 12.5%. The results for the first quarter were in line with these expectations.

2004

$ (‘000)	% of sales

Sales	$ 51,976	100.0%

Gross Profit	9,564	18.4%

Licensing and commission income	1,956	3.8%

Operating Expenses	4,848	9.3%

Amortization	178	0.3%

Earnings from operations	$ 6,494	12.5%

Other Expenses

Interest expense in 2004 was higher than 2003, due to the higher borrowings associated with the acquisition of Pacific Cycle. The Company continues to benefit from the low interest environment and interest incurred on non-fixed debt averaged 3.25% in the quarter. Overall the Company’s average interest rate was below 5%. Corporate expenses were consistent with the prior year. The Company’s income tax rate decreased from 30.0% in 2003 to 16.3% in 2004. The tax rate in 2004 was expected to be in the range of 20% in light of the Company’s overall corporate structure, encompassing the newly acquired Pacific Cycle. The US$6.5 million charge booked in the quarter had the impact of lowering the rate below 20% as the charge was incurred in a high tax rate jurisdiction. Should the Company recover this amount and all other assumptions remain the same, the rate should return to the 20% range. It should be noted the Company’s overall tax rate is based on the expected tax rate for the full year and is based on expected results for the full year. A significant change in the Company’s earnings, or the jurisdiction in which those earnings are earned, will have an impact on the rate for the year.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first quarter of 2004, cash flow from operating activities was US$54.2 million compared to US$9.3 million in 2003, an improvement of US$44.9 million. The principal reason was the timing of accounts payable and income tax disbursements in 2004 versus 2003, which accounted for US$41.3 million of the improvement. Financing activities provided US$277.3 million in the quarter, detailed as follows:

$ (‘000)

Borrowed for acquisition of Pacific Cycle	$ 288,026
Balance of sale incurred on acquisition of Pacific Cycle	21,788
Debt repaid in the quarter	(35,161)
Proceeds from issuance of capital stock	1,524
Increase in bank indebtedness	1,080

$ 277,257

Pacific Cycle was acquired in the quarter at a total cost of US$320.6 million, including an estimate of related acquisition costs. Excluding the Pacific acquisition, the Company’s net disbursements on various investing activities in 2004 were US$13.3 million, versus US$5.8 million in the prior year, an increase of US$7.5 million. Most of the increase was due to the ongoing factory expansion underway at DJG USA in Columbus, Indiana, as well as increased capital spending on new product development, specifically in the Juvenile segment.

Balance Sheet

The Company’s balance sheet changed significantly from year-end due to the Pacific Cycle acquisition. Details of the assets and liabilities acquired can be found in Note 2 to the March 31, 2004 interim financial statements. As can be seen, major assets acquired were accounts receivable and inventories, offset by current accounts payable. If these acquired assets and liabilities are removed from the March 31, 2004 balance sheet, the balance sheet is consistent with the year-end and all significant working capital ratios remained constant.

Goodwill acquired with Pacific Cycle was recorded at US$284.4 million in the quarter. However, the allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. The Company has performed only a preliminary evaluation of Pacific Cycle’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values. In particular, several of Pacific Cycle’s trademarks are being revalued at their fair market value. As a result, the goodwill amount above will be reduced for these trademarks’ value before the end of the fiscal year.

Debt levels at March 31, 2004, net of cash on hand, were US$532.2 million compared to US$227.1 million at December 30, 2003, an increase of US$255.2 million. Details of the change are provided above in the cash flow analysis.

OTHER INFORMATION

As required under new National Instrument 51-102, the Company is required in its Management Discussion and Analysis, to disclose the designation and number of principal amount of each class and series of its shares outstanding. Therefore, these items are listed below as of March 31, 2004. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

The capital stock of the Company is as follows:

•

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A	Class B	Total

Number	$ (‘000)	Number	$ (‘000)	$ (‘000)

4,832,294	$ 2,119	27,860,398	$ 155,678	$ 157,797

OUTLOOK

In light of the US$6.5 million pre-tax expense recorded in the Company’s first quarter results, the Company is reducing its previously issued guidance for fiscal 2004 by US$0.13 per share, to earnings of between US$3.12 to US$3.22 per share.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of the Management’s Discussion and Analysis contained in the Company’s annual report for 2003 and in the Corporation’s Annual Information Form.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2004

ALL FIGURES IN THOUSANDS OF US $

as at March 31, 2004 (unaudited)	as at December 30, 2003 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 14,512	$ 13,877
Funds held by a ceding insurer	6,837	6,803
Accounts receivable	254,004	210,905
Inventories	249,899	207,371
Prepaid expenses	10,284	10,719
Future income taxes	8,377	9,184

	543,913	458,859

CAPITAL ASSETS	150,978	147,837
GOODWILL	659,392	380,535
DEFERRED CHARGES	20,449	18,501
INTANGIBLE ASSETS	83,118	85,448
FUTURE INCOME TAXES	8,321	8,382
OTHER ASSETS	10,745	10,995

$ 1,476,914	$ 1,110,557

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,735	$ 764
Accounts payable and accrued liabilities	332,247	253,145
Income taxes payable	1,527	2,037
Balance of sale payable	5,454	-
Current portion of long-term debt	7,678	7,758

350,640	263,704

LONG-TERM DEBT (Note 4)	535,337	282,421

PENSION OBLIGATION	13,999	13,818

BALANCE OF SALE PAYABLE	18,649	2,314

FUTURE INCOME TAXES	43,129	45,148

OTHER LONG-TERM LIABILITIES	8,705	8,266

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	157,797	156,274
RETAINED EARNINGS	307,185	287,583
CUMULATIVE TRANSLATION ADJUSTMENT	41,474	51,029

506,456	494,886

$ 1,476,914	$ 1,110,557

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

2004	2003

Sales	$ 388,436	$ 276,319

Licensing and commission income	3,409	566

TOTAL REVENUE	391,845	276,885

EXPENSES
Cost of sales	302,241	202,465
Operating	48,781	34,741
Amortization	8,952	7,263
Research and development costs	1,732	1,793
Interest on long-term debt	6,558	3,111
Other interest (earned)	163	(4)

368,427	249,369

Income before income taxes	23,418	27,516

Income taxes	3,816	8,267

NET INCOME	$ 19,602	$ 19,249

EARNINGS PER SHARE
Basic	$ 0.60	$ 0.61

Diluted	$ 0.60	$ 0.60

SHARES OUTSTANDING (Note 3)
Basic – weighted average	32,646,534	31,475,066

Diluted – weighted average	32,886,099	32,191,725

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

2004	2003

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income	$ 19,602	$ 19,249
Adjustments for:
Amortization	8,952	7,263
Deferred income taxes	(3,574)	(69)
Gain on disposal of capital assets	-	(131)
Funds held by ceding insurer	(33)	-

24,947	26,312

Changes in non-cash working capital:
Account receivable	(19,637)	(17,611)
Inventories	7,317	3,717
Prepaid expenses	2,960	(386)
Accounts payable and other liabilities	35,929	8,172
Income taxes payable	2,679	(10,885)

29,248	(16,994)

CASH PROVIDED BY OPERATING ACTIVITIES	54,195	9,317

FINANCING ACTIVITIES
Increase in long-term debt	252,865	178,305
Balance of sale and other amounts payable	21,788	29,393
Issuance of capital stock	1,524	4,776
Repurchase of capital stock	-	(129)
Increase in bank indebtedness	1,080	566

CASH PROVIDED BY FINANCING ACTIVITIES	277,257	212,911

INVESTING ACTIVITIES
Acquisition of subsidiary company	(320,575)	(247,198)
Cash acquired	3,734	7,207

	(316,841)	(239,991)
Additions to capital assets – net	(7,989)	(2,999)
Deferred charges	(5,053)	(2,538)
Intangible assets	(254)	(245)

CASH USED IN INVESTING ACTIVITIES	(330,136)	(245,773)

Effect of exchange rate changes on cash	(680)	72

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	635	(23,473)

Cash and cash equivalents, beginning of period	13,877	54,450

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 14,512	$ 30,977

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $

2004	2003

BALANCE, BEGINNING OF PERIOD	$ 287,583	$ 212,660

Net income	19,602	19,249

Premium paid on repurchase of shares	-	(103)

BALANCE, END OF PERIOD	$ 307,185	$ 231,806

Notes to the Consolidated Financial Statements

As at March 31, 2004

All figures in thousands of US$, except share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the changes in accounting policies as indicated below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2003.

Change in Accounting Policies

Stock Based Compensation

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for fiscal years beginning before January 1, 2004, the Company is required to recognize as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected for prospective treatment of this section, only option grants issued in 2003 or later have an impact on operating results.

In addition, pro-forma disclosure is required for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and January 1, 2003. The Company’s net income and earnings per share would be reduced by these option grants to the following pro-forma amounts:

2004	2003

Net income	As reported	$ 19,602	$ 19,249
	Pro forma	$ 19,200	$ 18,897

Basic Earnings per share	As reported	$ 0.60	$ 0.61
	Pro forma	$ 0.59	$ 0.60

Fully diluted earnings per share	As reported	$ 0.60	$ 0.60
	Pro forma	$ 0.59	$ 0.59

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Hedging Relationships

Effective January 1, 2004, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Accounting Guideline 13 “Hedging Relationships”, which establishes certain conditions for when hedge accounting may be applied. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in income. The Company has determined that its foreign currency hedging policies and practices qualify as hedges for accounting purposes and therefore, there is no impact on the Company’s operating results. The Company’s interest rate swap instrument is not considered as a hedge for accounting purposes and is therefore recognized at fair value and the resulting gain or loss in recorded in earnings. This change in accounting treatment did not have a material impact on the Company’s results.

Segmented Information

During the first quarter of 2004 the Company acquired Pacific Cycle, LLC. In accordance with Canadian Generally Accepted Accounting Principles (GAAP), the operations of Pacific Cycle are reported as a separate reporting segment referred to as “Recreational/Leisure”. Segmented results can be found in Note 7 to these financial statements.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the 2004 financial statement presentation.

2. Business Acquisition

On February 3, 2004, the Company acquired all the outstanding shares of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products for a total consideration of $320.6 million, including an estimate of all related acquisition costs. The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand. In addition, a balance of sale of $21.8 million, remains to be paid and is included in liabilities.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition

The assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	31,587
Inventories	50,953
Capital assets	1,758
Other	2,391
Goodwill	284,398

374,821

Liabilities
Accounts payable and other current liabilities	54,246

Total purchase price	$ 320,575

Allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the acquisition, the Company has performed only a preliminary evaluation of Pacific Cycle’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values. In particular, several of Pacific Cycle’s trademarks are being revalued at their fair market value. As a result, the goodwill amount above will be reduced for these trademarks’ value.

3. Earnings per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

2004	2003

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,646,534	31,475,066

Dilutive effect stock options and share purchase warrants	239,565	716,659

Weighted average number of diluted shares	32,886,099	32,191,725

Number of anti-dilutive stock options or share purchase warrants excluded from fully diluted earnings per share calculation	541,500	100,000

4. Long-term Debt

Effective January 29, 2004 the Company amended its unsecured credit facility, increasing availability to $470.0 million. This increased availability replaced the Company’s previous limit of $245 million as disclosed in the Company’s year end financial statements dated December 30, 2003. As at March 31, 2004, an amount of $350.0 million relating to this facility is included in long-term debt.

5. Stock Options

The Company may grant stock options on the Class “B” Subordinate Voting Shares, at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options may be granted.  No option may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years, and will expire no later than the year 2009.

The Company's stock option plan is as follows:

Three months ended March 31, 2004	Year Ended December 30, 2003

Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,099,750	$ 21.52	2,079,000	$ 16.55
Granted	541,500	33.74	151,000	24.67
Exercised	(73,750)	20.67	(1,118,250)	12.39
Cancelled	-	-	(12,000)	21.75

Options outstanding, end of period	1,567,500	$ 25.78	1,099,750	$ 21.52

A summary of options outstanding as of March 31, 2004 is as follows:

Total Outstanding	Total exerciseable

Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

95,250	$16.00 - $18.00	$17.61	62,000	$17.87

930,750	$20.41 - $27.47	$21.95	144,500	$21.28

541,500	$33.74	$33.74	-	-

1,567,500	$25.78	206,500	$20.26

6. Product Liability

As detailed in the Company’s year-end consolidated financial statements, the Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self-funded insurance program to mitigate its product liability exposure.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

The Company has recorded an additional provision in the amount of $6,500 in connection with a dispute with one of its insurers over the aggregate amount of insurance available to the Company, including one claim that came due in the quarter. The Company disagrees with the position being asserted by the insurer and has engaged in legal proceedings with the insurance company. Should a decision be made in the Company’s favour, the recovery will be included in net income in future periods.

7. Segmented Information

Industry Segments

Total	Juvenile	Home Furnishings	Recreational/Leisure

2004	2003	2004	2003	2004	2003	2004	2003

Total Revenues	$ 391,846	$ 276,886	$ 206,547	$ 165,901	$ 131,367	$ 110,985	$ 53,932	$ -

Cost of sales	296,241	202,465	142,903	116,579	110,927	85,886	41,411	-
Operating expenses	53,175	33,133	38,775	25,298	9,551	7,835	4,849	-
Amortization	8,552	6,733	6,499	5,060	1,875	1,673	178	-

Earnings from Operations	33,878	34,555	$ 18,370	$ 18,964	$ 9,014	$ 15,591	$ 6,494	$ -

Interest	6,721	3,108
Corporate expenses	3,739	3,931
Income taxes	3,816	8,267

Net income	$ 19,602	$ 19,249

Geographic Segments-Origin

Sales

2004	2003

Canada	$ 53,884	$ 39,042
United States	242,905	173,123
Europe	84,206	56,048
Other foreign countries	10,851	8,673

Total	$ 391,846	$ 276,886

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

May 14, 2004